UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number: 001-34244

HUDBAY MINERALS INC.

(Translation of registrant’s name into English)

25 York Street, Suite 800

Toronto, Ontario

M5J 2V5, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUDBAY MINERALS INC.
Date: March 30, 2012

By:	/s/ Patrick Donnelly
Name:	Patrick Donnelly
Title:	Vice President, Legal and Corporate Secretary

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EXHIBIT

Exhibit	Description of Exhibit

99.1	Technical Report On The Lalor Deposit, Snow Lake, Manitoba, Canada
99.2	Consent of Qualified Person — Karl Hoover, P. Eng.
99.3	Consent of Qualified Person — Robert Carter, P. Eng.
99.4	Consent of Qualified Person — Stephen West, P. Eng.
99.5	Consent of Qualified Person — Tim Schwartz, P. Geo.
99.6	Certificate of Qualified Person — Karl Hoover, P. Eng.
99.7	Certificate of Qualified Person — Robert Carter, P. Eng.
99.8	Certificate of Qualified Person — Stephen West, P. Eng.
99.9	Certificate of Qualified Person — Tim Schwartz, P. Geo.

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